UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2019

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐   No    ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐   No    ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 26, 2019

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez

Name:	Ana Graciela de Méndez
Title:	CFO

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., Y BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

BALANCE DE SITUACION	3 DE JULIO 2019
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2018 A MAYO 2019
(En Miles de Balboas) *

	Variación		2018	2019
	Absoluta	%	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre
ACTIVOS LIQUIDOS	-1,108,952.68	-63.55	1,744,950.91	1,091,572.24	690,132.51	803,262.73	499,314.97	635,998.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Locales en Bancos	-1,287.82	-24.58	5,238.60	4,999.28	5,563.37	4,260.50	54,092.34	3,950.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-1,287.82	-24.58	5,238.60	4,999.28	5,563.37	4,260.50	4,092.34	3,950.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	0.00	0.00	0.00	0.00	0.00	0.00	50,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Depósitos Extranjeros en Bancos	-1,107,664.85	-63.67	1,739,712.31	1,086,572.96	684,569.14	799,002.22	445,222.63	632,047.46	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-1,057,664.85	-62.59	1,689,712.31	986,572.96	634,569.14	799,002.22	445,222.63	632,047.46	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-50,000.00	-100.00	50,000.00	100,000.00	50,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CARTERA CREDITICIA	-310,229.63	-5.46	5,678,695.41	5,401,553.82	5,387,997.23	5,378,236.59	5,431,253.32	5,368,465.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-127,588.56	-26.72	477,498.00	475,184.69	474,558.82	492,691.36	425,511.93	349,909.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-182,504.15	-3.44	5,300,926.59	5,023,734.23	5,009,424.67	4,986,480.24	5,106,421.43	5,118,422.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	136.93	0.14	99,729.18	97,365.10	95,986.26	100,935.00	100,680.04	99,866.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-449.84	-9.55	4,711.87	4,673.29	4,630.35	4,546.54	4,457.21	4,262.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	586.77	0.62	95,017.31	92,691.81	91,355.90	96,388.47	96,222.83	95,604.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVERSIONES EN VALORES	-19,256.73	-15.61	123,359.81	123,506.39	120,628.95	106,877.71	104,966.26	104,103.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-6,267.08	-18.07	34,688.10	34,607.22	31,734.23	30,294.77	28,441.02	28,421.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-13,006.98	-14.65	88,812.09	89,020.56	89,026.95	76,705.91	76,648.09	75,805.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Menos Provisiones	-17.33	-12.34	140.39	121.40	132.22	122.98	122.86	123.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	-0.41	-0.62	65.87	64.93	65.05	65.19	65.31	65.46	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-16.92	-22.71	74.52	56.46	67.17	57.79	57.54	57.60	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS ACTIVOS	88,700.47	98.28	90,257.24	141,396.15	190,389.47	188,361.12	110,532.29	178,957.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	8,612.57	18.30	47,062.00	24,271.35	25,313.52	54,061.11	55,066.64	55,674.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	80,087.90	185.41	43,195.25	117,124.81	165,075.96	134,300.02	55,465.65	123,283.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL DE ACTIVOS	-1,349,738.57	-17.67	7,637,263.38	6,758,028.60	6,389,148.17	6,476,738.15	6,146,066.84	6,287,524.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITOS	-140,353.12	-4.72	2,970,821.98	2,721,363.20	2,726,737.38	2,747,574.08	2,780,340.57	2,830,468.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	42,163.16	10.53	400,401.04	419,234.13	419,524.89	462,712.60	466,607.37	442,564.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	5,557.75	3.17	175,123.54	170,112.00	170,436.48	180,507.76	180,788.99	180,681.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	198.90	395.66	50.27	38.73	102.55	173.82	356.86	249.16	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	5,358.85	3.06	175,073.27	170,073.27	170,333.94	180,333.94	180,432.13	180,432.13	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	36,605.41	16.25	225,277.50	249,122.13	249,088.41	282,204.84	285,818.38	261,882.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	36,605.41	16.25	225,277.50	249,122.13	249,088.41	282,204.84	285,818.38	261,882.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-182,516.27	-7.10	2,570,420.94	2,302,129.06	2,307,212.49	2,284,861.48	2,313,733.20	2,387,904.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Oficiales	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Particulares	-7,770.21	-3.60	215,817.78	241,280.13	239,713.85	257,471.27	232,171.28	208,047.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-9,040.96	-82.21	10,997.17	650.34	1,069.42	3,537.97	726.55	1,956.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	1,270.75	0.62	204,820.61	240,629.80	238,644.42	253,933.31	231,444.73	206,091.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Ahorros	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
De Bancos	-174,746.06	-7.42	2,354,603.17	2,060,848.93	2,067,498.65	2,027,390.21	2,081,561.92	2,179,857.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A la Vista	-41,982.86	-20.96	200,333.57	73,374.84	140,012.58	18,225.61	181,138.19	158,350.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00
A Plazo	-132,763.20	-6.16	2,154,269.59	1,987,474.09	1,927,486.06	2,009,164.59	1,900,423.72	2,021,506.39	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OBLIGACIONES	-1,257,614.08	-35.34	3,558,213.99	2,864,387.29	2,439,718.66	2,541,237.84	2,255,439.44	2,300,599.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	18,869.67	0.00	0.00	0.00	0.00	19,023.47	18,946.83	18,869.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	-1,276,483.75	-35.87	3,558,213.99	2,864,387.29	2,439,718.66	2,522,214.38	2,236,492.62	2,281,730.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTROS PASIVOS	46,124.52	43.83	105,245.00	158,894.74	200,207.22	181,578.15	111,728.07	151,369.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Locales	4,253.37	25.81	16,479.34	21,809.76	19,233.30	19,711.63	38,472.25	20,732.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Extranjero	41,871.15	47.17	88,765.65	137,084.97	180,973.92	161,866.52	73,255.82	130,636.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PATRIMONIO	2,104.11	0.21	1,002,982.41	1,013,383.38	1,022,484.91	1,006,348.08	998,558.75	1,005,086.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	753.70	0.22	338,750.73	338,908.03	339,040.47	339,211.74	339,354.40	339,504.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Reservas de Capital	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-3,194.52	-2.34	136,427.05	135,355.05	135,376.83	134,801.07	134,590.41	133,232.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Provisiones Dinámicas	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otras Reservas	-3,194.52	-782.07	408.47	-663.52	-641.74	-1,217.50	-1,428.16	-2,786.05	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodos Anteriores	-20,579.98	-4.88	421,363.53	433,191.82	433,191.82	416,009.24	400,783.55	400,783.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Utilidad de Periodo	24,501.33	207.14	11,828.29	11,152.20	19,866.00	21,140.65	28,502.07	36,329.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Ganancia o Perdida en Valores Disponible para la venta	623.59	-104.39	-597.34	-433.88	-200.36	-24.78	118.16	26.25	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Deuda Subordinada	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
PASIVO Y PATRIMONIO	-1,349,738.57	-17.67	7,637,263.38	6,758,028.60	6,389,148.17	6,476,738.15	6,146,066.84	6,287,524.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTA: LA INFORMACION INCLUIDA EN EL PRESENTE REPORTE 6-K FUE PREPARADA EN UNA BASE NO CONSOLIDADA Y EXCLUYE LA INFORMACION FINANCIERA DE BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A DE C.V., BLADEX DEVELOPMENT CORP., SEGUN LO EXIGIDO POR LAS LEYES Y REGULACIONES A LAS CUALES ESTAMOS SUJETOS EN PANAMA, EL PAIS DONDE LA SOCIEDAD SE ENCUENTRA CONSTITUIDA Y DONDE ESTAMOS REGULADOS COMO UNA INSTITUCION FINANCIERA. PROPORCIONAMOS LOS ESTADOS FINANCIEROS ANUALES CONSOLIDADOS EN EL REPORTE 20-F QUE SE PRESENTA PARA CADA AÑO FISCAL ANTE EL SECURITIES AND EXCHANGE COMMISSION. LA INFORMACION FINANCIERA NO CONSOLIDADA CONTENIDA EN EL PRESENTE PODRA SER SUBSTANCIALMENTE DIFERENTE DE NUESTROS RESULTADOS FINANCIEROS CONSOLIDADOS PARA EL MISMO PERIODO.

ESTADO DE RESULTADO	3 DE JULIO 2019
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DE DICIEMBRE 2018 A MAYO 2019
(En Miles de Balboas) *

	2018	2019
	Diciembre	Enero	Febrero	Marzo	Abril	Mayo	Junio	Julio	Agosto	Septiembre	Octubre	Noviembre	Diciembre	Acumulado
Ingresos Por Intereses	258,462.30	25,939.74	23,236.11	24,375.81	23,675.52	23,559.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	120,786.48
Préstamos	239,976.16	23,196.25	21,279.94	22,778.87	22,001.90	22,084.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	111,341.26
Depósitos	15,587.48	2,394.24	1,663.66	1,296.36	1,414.87	1,204.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	7,973.56
Inversiones	2,898.66	349.25	292.52	300.58	258.75	270.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,471.67
Arrendamiento Financiero	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros Ingresos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Egresos de Operaciones	148,808.58	16,431.29	14,076.44	15,030.69	14,359.16	14,316.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	74,214.56
Intereses Pagados	148,746.49	16,426.98	14,075.41	15,029.66	14,349.14	14,312.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	74,194.09
Comisiones	62.09	4.32	1.03	1.03	10.02	4.07	0.00	0.00	0.00	0.00	0.00	0.00	0.00	20.47
Ingreso Neto de Intereses	109,653.72	9,508.44	9,159.67	9,345.12	9,316.36	9,242.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00	46,571.93
Otros Ingresos	132,450.62	8,360.94	6,224.15	7,145.41	4,470.28	8,437.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00	34,637.81
Comisiones	17,238.47	793.89	794.40	766.39	988.58	892.14	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4,235.41
Operaciones con Divisas	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividendos	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Otros ingresos	115,212.15	7,567.05	5,429.75	6,379.02	3,481.70	7,544.89	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30,402.41
Ingresos de Operaciones	242,104.34	17,869.39	15,383.82	16,490.53	13,786.64	17,679.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	81,209.74
Egresos Generales	172,761.08	9,506.52	8,031.78	10,123.06	6,623.87	10,770.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	45,055.25
Gastos Administrativos	31,083.78	1,534.21	1,678.97	3,858.74	2,259.77	2,221.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	11,553.60
Gastos Generales	6,724.43	334.44	404.47	346.99	724.92	610.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,421.30
Gastos de Depreciación	2,237.87	147.29	143.42	499.03	269.27	264.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,323.49
Otros Gastos	132,714.99	7,490.57	5,804.92	5,418.29	3,369.90	7,673.16	0.00	0.00	0.00	0.00	0.00	0.00	0.00	29,756.86
Utilidad antes de Provisiones	69,343.26	8,362.87	7,352.04	6,367.47	7,162.78	6,909.34	0.00	0.00	0.00	0.00	0.00	0.00	0.00	36,154.49
Provisiones por Cuentas Malas	57,514.96	-2,789.33	-1,361.76	5,092.81	-198.65	-918.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-175.14
Utilidad del Periodo	11,828.29	11,152.20	8,713.80	1,274.66	7,361.42	7,827.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00	36,329.62

*La unidad monetaria es par y equivalentes con el US$ dólar.

Esta es una copia de la versión original, tomada de la publicación mensual de la Superintendencia de Bancos de Panamá.

(sitioweb: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

BALANCE SHEET	JULY 3 2019
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2018 - MAYO 2019
(In Thousand Balboas) *

	Absolute		2018	2019
	Variation	%	December	January	February	March	April	May	June	July	August	September	October	November	December
LIQUID ASSETS	-1,108,952.68	-63.55	1,744,950.91	1,091,572.24	690,132.51	803,262.73	499,314.97	635,998.24	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local Deposits in Banks	-1,287.82	-24.58	5,238.60	4,999.28	5,563.37	4,260.50	54,092.34	3,950.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-1,287.82	-24.58	5,238.60	4,999.28	5,563.37	4,260.50	4,092.34	3,950.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	0.00	0.00	0.00	0.00	0.00	0.00	50,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign Deposits in Banks	-1,107,664.85	-63.67	1,739,712.31	1,086,572.96	684,569.14	799,002.22	445,222.63	632,047.46	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-1,057,664.85	-62.59	1,689,712.31	986,572.96	634,569.14	799,002.22	445,222.63	632,047.46	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-50,000.00	-100.00	50,000.00	100,000.00	50,000.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Others	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
CREDIT PORTFOLIO	-310,229.63	-5.46	5,678,695.41	5,401,553.82	5,387,997.23	5,378,236.59	5,431,253.32	5,368,465.78	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-127,588.56	-26.72	477,498.00	475,184.69	474,558.82	492,691.36	425,511.93	349,909.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-182,504.15	-3.44	5,300,926.59	5,023,734.23	5,009,424.67	4,986,480.24	5,106,421.43	5,118,422.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	136.93	0.14	99,729.18	97,365.10	95,986.26	100,935.00	100,680.04	99,866.10	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-449.84	-9.55	4,711.87	4,673.29	4,630.35	4,546.54	4,457.21	4,262.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	586.77	0.62	95,017.31	92,691.81	91,355.90	96,388.47	96,222.83	95,604.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00
INVESTMENT SECURITIES	-19,256.73	-15.61	123,359.81	123,506.39	120,628.95	106,877.71	104,966.26	104,103.08	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-6,267.08	-18.07	34,688.10	34,607.22	31,734.23	30,294.77	28,441.02	28,421.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-13,006.98	-14.65	88,812.09	89,020.56	89,026.95	76,705.91	76,648.09	75,805.12	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Less Allowance	-17.33	-12.34	140.39	121.40	132.22	122.98	122.86	123.06	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	-0.41	-0.62	65.87	64.93	65.05	65.19	65.31	65.46	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-16.92	-22.71	74.52	56.46	67.17	57.79	57.54	57.60	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER ASSETS	88,700.47	98.28	90,257.24	141,396.15	190,389.47	188,361.12	110,532.29	178,957.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	8,612.57	18.30	47,062.00	24,271.35	25,313.52	54,061.11	55,066.64	55,674.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	80,087.90	185.41	43,195.25	117,124.81	165,075.96	134,300.02	55,465.65	123,283.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00
TOTAL ASSETS	-1,349,738.57	-17.67	7,637,263.38	6,758,028.60	6,389,148.17	6,476,738.15	6,146,066.84	6,287,524.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00
DEPOSITS	-140,353.12	-4.72	2,970,821.98	2,721,363.20	2,726,737.38	2,747,574.08	2,780,340.57	2,830,468.87	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	42,163.16	10.53	400,401.04	419,234.13	419,524.89	462,712.60	466,607.37	442,564.20	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	5,557.75	3.17	175,123.54	170,112.00	170,436.48	180,507.76	180,788.99	180,681.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	198.90	395.66	50.27	38.73	102.55	173.82	356.86	249.16	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	5,358.85	3.06	175,073.27	170,073.27	170,333.94	180,333.94	180,432.13	180,432.13	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	36,605.41	16.25	225,277.50	249,122.13	249,088.41	282,204.84	285,818.38	261,882.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	36,605.41	16.25	225,277.50	249,122.13	249,088.41	282,204.84	285,818.38	261,882.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-182,516.27	-7.10	2,570,420.94	2,302,129.06	2,307,212.49	2,284,861.48	2,313,733.20	2,387,904.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Government	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Customers	-7,770.21	-3.60	215,817.78	241,280.13	239,713.85	257,471.27	232,171.28	208,047.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-9,040.96	-82.21	10,997.17	650.34	1,069.42	3,537.97	726.55	1,956.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	1,270.75	0.62	204,820.61	240,629.80	238,644.42	253,933.31	231,444.73	206,091.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Savings	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
From Banks	-174,746.06	-7.42	2,354,603.17	2,060,848.93	2,067,498.65	2,027,390.21	2,081,561.92	2,179,857.11	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Demand	-41,982.86	-20.96	200,333.57	73,374.84	140,012.58	18,225.61	181,138.19	158,350.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Time	-132,763.20	-6.16	2,154,269.59	1,987,474.09	1,927,486.06	2,009,164.59	1,900,423.72	2,021,506.39	0.00	0.00	0.00	0.00	0.00	0.00	0.00
BORROWINGS	-1,257,614.08	-35.34	3,558,213.99	2,864,387.29	2,439,718.66	2,541,237.84	2,255,439.44	2,300,599.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	18,869.67	0.00	0.00	0.00	0.00	19,023.47	18,946.83	18,869.67	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	-1,276,483.75	-35.87	3,558,213.99	2,864,387.29	2,439,718.66	2,522,214.38	2,236,492.62	2,281,730.23	0.00	0.00	0.00	0.00	0.00	0.00	0.00
OTHER LIABILITIES	46,124.52	43.83	105,245.00	158,894.74	200,207.22	181,578.15	111,728.07	151,369.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Local	4,253.37	25.81	16,479.34	21,809.76	19,233.30	19,711.63	38,472.25	20,732.72	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Foreign	41,871.15	47.17	88,765.65	137,084.97	180,973.92	161,866.52	73,255.82	130,636.80	0.00	0.00	0.00	0.00	0.00	0.00	0.00
STOCKHOLDERS´ EQUITY	2,104.11	0.21	1,002,982.41	1,013,383.38	1,022,484.91	1,006,348.08	998,558.75	1,005,086.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital	753.70	0.22	338,750.73	338,908.03	339,040.47	339,211.74	339,354.40	339,504.43	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Capital Reserves	0.00	0.00	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	95,210.15	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	-3,194.52	-2.34	136,427.05	135,355.05	135,376.83	134,801.07	134,590.41	133,232.52	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dynamic Provision	0.00	0.00	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	136,018.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Reserves	-3,194.52	-782.07	408.47	-663.52	-641.74	-1,217.50	-1,428.16	-2,786.05	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Retained Earnings	-20,579.98	-4.88	421,363.53	433,191.82	433,191.82	416,009.24	400,783.55	400,783.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Income	24,501.33	207.14	11,828.29	11,152.20	19,866.00	21,140.65	28,502.07	36,329.62	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Gain or Loss in Securities available for sale	623.59	-104.39	-597.34	-433.88	-200.36	-24.78	118.16	26.25	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Subordinated Debt	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
LIABILITIES AND STOCKHOLDER'S EQUITY	-1,349,738.57	-17.67	7,637,263.38	6,758,028.60	6,389,148.17	6,476,738.15	6,146,066.84	6,287,524.81	0.00	0.00	0.00	0.00	0.00	0.00	0.00

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).

NOTE: THE FINANCIAL INFORMATION INCLUDED IN THIS FORM 6-K HAS BEEN PREPARED ON A NON-CONSOLIDATED BASIS AND EXCLUDES FINANCIAL INFORMATION FOR BLADEX HOLDINGS INC., BLADEX REPRESENTACAO LTDA., BLX SOLUCIONES S.A. DE C.V., AND BLADEX DEVELOPMENT CORP., AS REQUIRED BY THE LAWS AND REGULATIONS APPLICABLE TO BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A. ("BLADEX") IN PANAMA, COUNTRY OF INCORPORATION WHERE BLADEX IS REGULATED AS A BANK WITH A GENERAL LICENSE . WE PROVIDE CONSOLIDATED ANNUAL FINANCIAL STATEMENTS IN OUR ANNUAL REPORT ON FORM 20-F FOR EACH FISCAL YEAR. THE NON-CONSOLIDATED FINANCIAL INFORMATION CONTAINED HEREIN MAY DIFFER MATERIALLY FROM OUR CONSOLIDATED FINANCIAL RESULTS FOR THE SAME PERIOD.

INCOME STATEMENT	JULY 3 2019
BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.
DECEMBER 2018 - MAY 2019
(In Thousand Balboas) *

	2018	2019
	December	January	February	March	April	May	June	July	August	September	October	November	December	Year to date
Interest Income	258,462.30	25,939.74	23,236.11	24,375.81	23,675.52	23,559.30	0.00	0.00	0.00	0.00	0.00	0.00	0.00	120,786.48
Loans	239,976.16	23,196.25	21,279.94	22,778.87	22,001.90	22,084.29	0.00	0.00	0.00	0.00	0.00	0.00	0.00	111,341.26
Deposits	15,587.48	2,394.24	1,663.66	1,296.36	1,414.87	1,204.44	0.00	0.00	0.00	0.00	0.00	0.00	0.00	7,973.56
Investments	2,898.66	349.25	292.52	300.58	258.75	270.57	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,471.67
Financial Leases	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Interest Expense	148,808.58	16,431.29	14,076.44	15,030.69	14,359.16	14,316.98	0.00	0.00	0.00	0.00	0.00	0.00	0.00	74,214.56
Interest	148,746.49	16,426.98	14,075.41	15,029.66	14,349.14	14,312.90	0.00	0.00	0.00	0.00	0.00	0.00	0.00	74,194.09
Commissions	62.09	4.32	1.03	1.03	10.02	4.07	0.00	0.00	0.00	0.00	0.00	0.00	0.00	20.47
Net Interest Income	109,653.72	9,508.44	9,159.67	9,345.12	9,316.36	9,242.33	0.00	0.00	0.00	0.00	0.00	0.00	0.00	46,571.93
Other Income	132,450.62	8,360.94	6,224.15	7,145.41	4,470.28	8,437.03	0.00	0.00	0.00	0.00	0.00	0.00	0.00	34,637.81
Commissions	17,238.47	793.89	794.40	766.39	988.58	892.14	0.00	0.00	0.00	0.00	0.00	0.00	0.00	4,235.41
Foreign currency operations	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Dividends	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Other Income	115,212.15	7,567.05	5,429.75	6,379.02	3,481.70	7,544.89	0.00	0.00	0.00	0.00	0.00	0.00	0.00	30,402.41
Operating Income	242,104.34	17,869.39	15,383.82	16,490.53	13,786.64	17,679.36	0.00	0.00	0.00	0.00	0.00	0.00	0.00	81,209.74
Operating Expenses	172,761.08	9,506.52	8,031.78	10,123.06	6,623.87	10,770.02	0.00	0.00	0.00	0.00	0.00	0.00	0.00	45,055.25
Administrative expenses	31,083.78	1,534.21	1,678.97	3,858.74	2,259.77	2,221.91	0.00	0.00	0.00	0.00	0.00	0.00	0.00	11,553.60
General expenses	6,724.43	334.44	404.47	346.99	724.92	610.47	0.00	0.00	0.00	0.00	0.00	0.00	0.00	2,421.30
Depreciation	2,237.87	147.29	143.42	499.03	269.27	264.48	0.00	0.00	0.00	0.00	0.00	0.00	0.00	1,323.49
Other expenses	132,714.99	7,490.57	5,804.92	5,418.29	3,369.90	7,673.16	0.00	0.00	0.00	0.00	0.00	0.00	0.00	29,756.86
Net Income before provision for loan losses	69,343.26	8,362.87	7,352.04	6,367.47	7,162.78	6,909.34	0.00	0.00	0.00	0.00	0.00	0.00	0.00	36,154.49
Provision for loan losses	57,514.96	-2,789.33	-1,361.76	5,092.81	-198.65	-918.21	0.00	0.00	0.00	0.00	0.00	0.00	0.00	-175.14
Net Income	11,828.29	11,152.20	8,713.80	1,274.66	7,361.42	7,827.55	0.00	0.00	0.00	0.00	0.00	0.00	0.00	36,329.62

*Monetary unit at par and equivalent with US$ dollars.

This is a translation from Spanish original version, taken from the monthly publication of the Superintendency of Banks of Panama

(website: http://www.superbancos.gob.pa).